TEN HOLDINGS, INC.

October 28, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rebekah Reed
Taylor Beech
Scott Stringer
Rufus Decker

Re:	TEN Holdings, Inc.
Registration Statement on Form S-1
Filed October 11, 2024
File No. 333-282621

Ladies and Gentlemen:

This letter is in response to the letter dated October 22, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to TEN Holdings, Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) is being submitted confidentially to accompany this letter.

Registration Statement on Form S-1 filed October 11, 2024

Risk Factors

Risks Relating to Our Capital Stock and Trading

There may be substantial sales of our common stock by the Selling Stockholders..., page 26

1. Please enhance this risk factor to acknowledge, if true, that the selling stockholders acquired the resale shares for less than the anticipated price of the shares to be sold in the IPO, and thus may accept a lower price for such resale shares. Clarify, if true, that the lock-up arrangements applicable to 5% or greater shareholders will not apply to the selling stockholders with respect to the resale shares, and revise to discuss the related risks. Make conforming revisions where lock-up arrangements are discussed elsewhere through the primary and resale offering prospectuses.

Response: In response to the Staff’s comments, we have revised our disclosure on page 26 of and throughout Amendment No. 1 accordingly.

Use of Proceeds, page 29

2. You disclose the initial public offering price range. Please fill in the related blanks throughout the filing, including, but not limited to, blanks in these sections: Use of Proceeds (page 29), Capitalization (page 31), Dilution (page 32) and Other Expenses of Issuance and Distribution (page II-1).

Response: In response to the Staff’s comments, we have revised our disclosure in the sections entitled “Use of Proceeds,” “Capitalization,” “Dilution” and “Other Expenses of Issuance and Distribution” of Amendment No. 1 accordingly.

Dilution, page 32

3. Please explain how you computed the net tangible book value as of June 30, 2024, or revise as necessary. In this regard, you reported net assets (equivalent to stockholders’ equity) as of June 30, 2024 of $225,000 less intangible assets of $3,536,000.

Response: In response to the Staff’s comments, we respectfully advise the Staff that our calculation of net tangible book value as total assets (-) less intangible assets (-) less liabilities. To this effect, our total assets as of June 30, 2024 of $5,100,000 less intangible assets of $3,536,000 less total liabilities of $4,875,000 results in our net tangible value of ($3,311,000).

Business

Responses to COVID-19, page 51

4. We note your response to prior comment 4. Please revise this section to explain, as you have done in your response letter, how you determined that approximately 43% of your 2021 revenues and events supported to date could be “partly attributable” to the impact of COVID-19.

Response: In response to the Staff’s comments, we have revised our disclosure on page 51 of Amendment No. 1 accordingly.

Principal Stockholders, page 59

5. Revise to disclose the natural person(s) that exercise voting and/or dispositive power over the shares held by the entities listed on pages 59 and Alt-2 and in the footnotes. Please also disclose whether any of the natural persons have had a material relationship with the company or any of its predecessors or affiliates within the past three years. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 59 and Alt-2 of Amendment No. 1 accordingly.

Description of Our Securities, page 61

6. Revise here and your risk factors to discuss the super majority voting requirements to amend your Articles of Incorporation and Bylaws, the advance notice requirements for stockholder proposals, and the limitations on who may call special meetings of stockholders.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 24 and 62 of Amendment No. 1 accordingly.

7. We note that Article XIII of your Certificate of Incorporation filed as Exhibit 3.1 identifies the Supreme Court of the State of Nevada (or, if the Supreme Court of the State of Nevada lacks subject matter jurisdiction, another state or federal court sitting in the State of Nevada) as the exclusive forum for certain litigation, including any “derivative action.” Please describe this provision and disclose whether it applies to actions arising under the Securities Act or Exchange Act. If so, please state that there is uncertainty as to whether a court would enforce such provision and include appropriate risk factor disclosure. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 24 and 62 of Amendment No. 1 accordingly.

Unaudited Consolidated Financial Statements as of and for the Six Months Ended June 30, 2024 and 2023

Note 2. Summary of Significant Accounting Policies

Intangible Assets, Net, page F-10

8. You disclose you are applying ASC 985-20. In response to comment 12 in our letter dated August 21, 2024, you indicated you were applying ASC 350-40. Please explain the discrepancy or revise accordingly.

Response: In response to the Staff’s comments, we have revised our disclosure on page F-10 of Amendment No. 1 accordingly.

Resale Prospectus Cover Page, page Alt

9. Your statement here and on page Alt-3 that the selling stockholders will sell at the fixed price at which you sell shares in the IPO is inconsistent with the subsequent statement that the resale shares may only be sold “once, and if, [y]our shares of common stock are listed on [Nasdaq].” If it is accurate that the resale shares may only be sold once the IPO has closed and your common stock is traded on Nasdaq, please revise to make this clear and to remove any suggestion that resale shares will be sold prior to the consummation of the IPO. For example, at pages Alt-1 and Alt-2 you state that the firm commitment public offering will happen “concurrently” with the resale offering.

Response: In response to the Staff’s comments, we have revised our disclosure on pages Alt-2, Alt-3 and elsewhere of Amendment No. 1 accordingly.

Selling Stockholders, page Alt-2

10. While we note your statement that “no material relationships exist between any of the Selling Stockholders, nor have any such material relationships existed within the past three years,” except for the relationship with V-Cube, Inc., we also note that Eastern Nations Trading Pte. Ltd. received their shares “in consideration of advisory services and technology implementation services.” Please explain to us your consideration of disclosing the nature of this relationship pursuant to Item 507 of Regulation S-K, or enhance the disclosure in this section accordingly.

Response: In response to the Staff’s comments, we have revised our disclosure on page Alt-2 of Amendment No. 1 accordingly.

General

11. We note the addition of the resale prospectus to the registration statement. Please provide us with a detailed analysis as to why you believe that the resale transaction is appropriately characterized as a secondary offering, rather than a primary offering in which the selling stockholders are acting as conduits in a distribution to the public and are therefore underwriters selling on your behalf. For guidance, refer to Securities Act Rule Compliance and Disclosure Interpretations Question 612.09. Include the following information in your analysis:

●	Provide additional detail regarding the background and nature of the transactions by which the selling stockholders, particularly Eastern Nations Trading Pte. Ltd., came to acquire the shares they beneficially own, including the price and how it was determined. Provide additional detail on the “advisory services and technology implementation services” that Eastern Nations Trading Pte. Ltd has provided to the company, and explain why it received shares through transfers from V-Cube, Inc. rather than issuances by the company.
●	Clarify whether the underwriter had any role in facilitating the primary sales and/or transfers of shares to the selling stockholders.
●	Disclose the nature of the selling stockholders’ businesses.
●	Explain why you decided to include a resale component at this time and how you determined the number of shares to be sold through the resale offering relative to the IPO.
●	Clarify whether the selling stockholders are subject to lock-up arrangements with respect to the resale shares, as we note that your disclosure throughout the prospectus is unclear on this point. If not, explain why this is the case and whether the underwriter sought to have the resale shares subject to lock-up provisions.
●	Tell us why the underwriter believes it will be able to successfully place the securities to be sold in the IPO and facilitate the creation of a public market in your securities in light of the secondary offering. In this regard, we note your statement at page 26 that “each of the Selling Stockholders have agreed...that they will immediately consider selling some portion...of their respective Resale Shares if requested by the underwriters, in order to create an orderly, liquid market for our common stock.” Explain why the underwriters may “request” that a market for the shares be facilitated through the resale offering rather than solely through the firm commitment IPO.

Response: We acknowledge the Staff’s comments and respectfully advise the Staff that it is our belief that the resale of the shares of common stock of the Company by certain selling stockholders (collectively, the “Selling Stockholders,” and individually, a “Selling Stockholders”), based on the facts and circumstances as represented to us by such Selling Stockholders, as contemplated in our registration statement on Form S-1, as amended (the “Registration Statement”), is not an indirect primary offering and is a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Our analysis of the six enumerated factors contained in Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations (“C&DI Question 612.09”) is as follows:

Background

V-Cube, Inc. and Eastern Nations Trading Pte. Ltd. are the two Selling Stockholders, as disclosed in the resale prospectus of the Registration Statement.

On May 31, 2018, V-Cube, Inc. and Eastern Nations Trading Pte. Ltd. entered into a memorandum of understanding (the “MOU”), pursuant to which the parties acknowledged that V-Cube, Inc., in an effort to expand its business in operating a platform in online event management into Southeast Asia, engaged the services of Eastern Nations Trading Pte. Ltd. The parties agreed that Eastern Nations Trading Pte. Ltd. would (i) introduce V-Cube, Inc. to potential partners and acquisition targets within Southeast Asia and (ii) assist in sales and market development activities to facilitate V-Cube, Inc.’s entry into the Southeast Asian market. The agreed upon compensation for services was to be in the form of warrants or shares in V-Cube, Inc. or another future group company, in lieu of cash. On October 15, 2018, the MOU was extended indefinitely until terminated by either party in writing.

On September 9, 2024, V-Cube, Inc., which then owned 100% of our issued shares of common stock, transferred 1,100,000 shares of our common stock to Eastern Nations Trading Pte. Ltd., in consideration of the above-mentioned services provided by Eastern Nations Trading Pte. Ltd. to V-Cube, Inc. pursuant to a share transfer agreement. On October 9, 2024, V-Cube, Inc. transferred an additional 1,100,000 shares of our common stock to Eastern Nations Trading Pte. Ltd., in consideration of the services provided by Eastern Nations Trading Pte. Ltd. to V-Cube, Inc., pursuant to a second share transfer agreement (together with the share transfer agreement dated September 9, 2024, the “Share Transfer Agreements”).

Factor 1: How Long the Selling Stockholders Have Held the Shares

V-Cube, Inc. has held its shares of common stock since February 12, 2024, the date of our incorporation. V-Cube, Inc. has been our controlling stockholder since then.

Eastern Nations Trading Pte. Ltd. has been our minority stockholder since September 9, 2024. Pursuant to the Share Transfer Agreements between V-Cube, Inc. and Eastern Nations Trading Pte. Ltd., by virtue of which Eastern Nations Trading Pte. Ltd. became our stockholder, Eastern Nations Trading Pte. Ltd. represented that (i) it was acquiring the shares for its own account for investment purposes only and not with a view to, or for resale in connection with, any distribution thereof, (ii) it was a sophisticated investor with sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of the investment, and (iii) it qualified as a non-U.S. person under Regulation S of the Securities Act. The transactions pursuant to the Share Transfer Agreements were exempt from the registration requirements of the Securities Act under Regulation S of the Securities Act.

Factor 2: Circumstances under which the Selling Stockholders Acquired the Shares

V-Cube, Inc. became our controlling stockholder on February 12, 2024, the date of our incorporation.

Eastern Nations Trading Pte. Ltd. became our minority stockholder on September 9, 2024, and acquired its shares of common stock from V-Cube, Inc. by virtue of the Share Transfer Agreements.

None of the Selling Stockholders has entered into any underwriting relationship or arrangement with the Company, received any commission or other payment from the Company in connection with the resale of any of its securities, and the Company will receive no proceeds from the resale of the shares, if any, by the Selling Stockholders. We believe these circumstances are distinct from those involving a primary offering by or on behalf of the Company.

Furthermore, Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” We are not aware of any evidence that would suggest that any such special selling efforts or selling methods, such as investor presentations or road shows, by or on behalf of the Selling Stockholders have or are intended to take place if the Registration Statement is declared effective.

Factor 3: The Selling Stockholders’ Relationship to the Company

The Staff has noted in the C&DI Question 212.15 that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” In this case, V-Cube, Inc. is our related party. V-Cube, Inc. has been our controlling stockholder since February 12, 2024, the date of our incorporation. V-Cube, Inc. does not have any 50% shareholder as of the date hereof, and no natural person exercises voting and/or dispositive power over the shares held by V-Cube, Inc. Its chief executive officer, Naoaki Mashita, has served as our sole Director since February 2024. For further details on our relationship with V-Cube, Inc., please see “Prospectus Summary—Our Relationship with Our Controlling Stockholder—V-Cube, Inc” on page 9 of Amendment No. 1.

Eastern Nations Trading Pte. Ltd. does not have material relationship with our Company other than its stock ownership. Eastern Nations Trading Pte. Ltd. is not an affiliate of the Company. Eastern Nations Trading Pte. Ltd. has a business relationship with V-Cube, Inc., the Company’s controlling stockholder. Shinji Matsudaira controls Eastern Nations Trading Pte. Ltd. and does not personally have any material relationship with the Company, its predecessor, or affiliates.

The Company does not have an underwriting relationship with the Selling Stockholders or any contractual, legal, or other relationship that would control the timing, nature or amount of resales of the resale shares following the effectiveness of the Registration Statement, or even whether any such resale shares are resold at all under the Registration Statement. To the Company’s knowledge, at no time has a Selling Stockholder been affiliated with or acted as a securities broker-dealer or representative thereof.

The Company does not believe that the registration rights that the Company granted to these Selling Stockholders are indicative of any desire of the Selling Stockholders to sell or distribute the resale shares on behalf of the Company. The Company did not grant the registration rights for purpose of conducting an indirect primary offering. To the extent that the Selling Stockholders sell their shares of common stock, the Selling Stockholders will retain all proceeds from such sales and the Company will not receive any of the proceeds from the resales.

Factor 4: Amount of Shares Involved

Pursuant to C&DI Question 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, C&DI Question 612.12 describes a scenario in which a holder of more than 70% of the outstanding stock of a company is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

These interpretive provisions make clear that a single holder of in excess of 70% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

In this case, the total number of shares of common stock registered for resale by the Selling Stockholders is 4,400,000, representing 17.6% of the Company’s issued and outstanding shares of common stock as of the date hereof.

Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities

To the Company’s knowledge, the Selling Stockholders are not, nor have they ever been, in the business of underwriting securities.

V-Cube, Inc. is a Japanese company listed on the Tokyo Stock Exchange and it primarily provides planning, development, operation and support of visual communication services for enterprise customers. Eastern Nations Trading Pte. Ltd. is a private limited company organized under the laws of Singapore and facilitates cross border transactions between the U.S. and Southeast Asia.

Factor 6: Whether under All the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Company

We respectfully submit that we believe that the circumstances of the offering do not indicate that the Selling Stockholders are selling the resale shares on behalf of the Company. The Company will receive no portion of the proceeds from any sales of the resale shares. No Selling Stockholder acquired the resale shares under circumstances that would indicate that it was receiving compensation from the Company in connection with the resale or that the Company had any financial interest in the resale of its respective resale shares. Additionally, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, to the Company’s knowledge, the Selling Stockholders are not in the business of underwriting securities. In light of the circumstances and the details described above, we respectfully advise the Staff that we believe the Selling Stockholders are not acting as underwriters on behalf of, or as a conduit for, the Company.

Additionally, in response to the Staff’s comments, we respectfully advise the following:

(i) Provide additional detail regarding the background and nature of the transactions by which the selling stockholders, particularly Eastern Nations Trading Pte. Ltd., came to acquire the shares they beneficially own, including the price and how it was determined. Provide additional detail on the “advisory services and technology implementation services” that Eastern Nations Trading Pte. Ltd has provided to the company, and explain why it received shares through transfers from V-Cube, Inc. rather than issuances by the company.

Eastern Nations Trading Pte. Ltd. received shares of common stock of our Company through transfer from V-Cube, Inc., rather than issuances by the Company, because such share acquisition was in consideration of the services provided by Eastern Nations Trading Pte. Ltd. to V-Cube, Inc. We are advised that V-Cube, Inc. preferred to preserve its liquidity by compensating Eastern Nations Trading Pte. Ltd. in the foregoing manner, which Eastern Nations Trading Pte. Ltd. was amenable to. For further details regarding the background, nature, and consideration of the transactions by which the Selling Stockholders acquired the shares, please see the discussion under the heading “Background” above.

(ii) Clarify whether the underwriter had any role in facilitating the primary sales and/or transfers of shares to the selling stockholders.

We respectfully advise the Staff that our lead underwriter, Bancroft Capital, LLC, did not have any role or participation, or direct or indirect, in facilitating the sale of shares and/or transfers of shares to the Selling Stockholders.

(iii) Disclose the nature of the selling stockholders’ businesses.

Please see the discussion under the heading “Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities” above.

(iv) Explain why you decided to include a resale component at this time and how you determined the number of shares to be sold through the resale offering relative to the IPO.

We intend to register the resale shares at this time to provide greater flexibility for the Selling Stockholders to exit upon our initial public offering. The number of shares to be sold through the resale offering relative to the Company’s initial public offering was determined based on (i) the number that the Selling Stockholders intending to register and resell, and (ii) the total estimated interests in, and demand for, the Company’s shares from potential investors on the market, with the purpose of creating sufficient public float for market liquidity.

(v) Clarify whether the selling stockholders are subject to lock-up arrangements with respect to the resale shares, as we note that your disclosure throughout the prospectus is unclear on this point. If not, explain why this is the case and whether the underwriter sought to have the resale shares subject to lock-up provisions.

The Selling Stockholders will not be subject to lock-up arrangements with respect to the resale shares. Our lead underwriter, Bancroft Capital, LLC, sought to subject our Company’s directors, officers, and 5% or greater stockholders to lock-up arrangements in favor of the lead underwriter. Upon filing the resale prospectus to register the resale shares owned by the Selling Stockholders, the Company and the lead underwriter agreed to subject the Company’s directors, officers, and 5% or greater stockholders (except for the Selling Stockholders with respect to their resale shares as contemplated in the resale prospectus) to the lock-up arrangements. The Company and the lead underwriter expect that such lock-up arrangements will allow for sufficient public float and provide flexibility for the Selling Stockholders while preventing excessive supply of shares to the market which may cause fluctuations in the market price of the Company’s common stock.

(vi) Tell us why the underwriter believes it will be able to successfully place the securities to be sold in the IPO and facilitate the creation of a public market in your securities in light of the secondary offering. In this regard, we note your statement at page 26 that “each of the Selling Stockholders have agreed...that they will immediately consider selling some portion...of their respective Resale Shares if requested by the underwriters, in order to create an orderly, liquid market for our common stock.” Explain why the underwriters may “request” that a market for the shares be facilitated through the resale offering rather than solely through the firm commitment IPO.

We respectfully advise the Staff that each of the Company and Bancroft Capital, LLC is not currently aware of imminent sellers amongst the Selling Stockholders. Although Bancroft Capital, LLC, for the purposes of creating sufficient public float and market liquidity of the Company’s securities, may request that a market for the shares be facilitated through the resale offering, the Selling Stockholders may choose to sell their respective resale shares at their own initiative.

Bancroft Capital, LLC has advised that it believes it will be able to successfully place the securities to be sold in the initial public offering and facilitate the creation of a public market in the Company’s securities in light of the secondary offering. In the process of building sufficient demand for the initial public offering and facilitating the creation of a public market, the lead underwriter, Bancroft Capital, LLC, has advised that it intends to retain approximately eight additional brokers to participate in the selling group and assist in the distribution of the shares.  Each of these prospective selling group members will have a retail and/or institutional customer base with varying investment thresholds. Additionally, the underwriters will market the offering to their institutional investor client base. As a result, selling efforts will be directed to both retail and institutional investors resulting in wide distribution to the public with a large number of investors holding positions of varying sizes.  A majority of these investors will hold more than a nominal number of shares.

We understand that the Company and its management are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Randolph Wilson Jones III
Name:	Randolph Wilson Jones III
Title:	President and CEO

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC